Exhibit 99.1

Rockfish Seafood Grill, Inc.

Independent Auditor’s Report and Consolidated Financial Statements

December 26, 2018 and December 27, 2017

Rockfish Seafood Grill, Inc.

December 26, 2018 and December 27, 2017

Independent Auditor’s Report

Board of Directors

Rockfish Seafood Grill, Inc.

Richardson, Texas

We have audited the accompanying consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiaries (Company), which comprise the consolidated balance sheets as of December 26, 2018 and December 27, 2017, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors

Rockfish Seafood Grill, Inc.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockfish Seafood Grill, Inc. and its subsidiaries as of December 26, 2018 and December 27, 2017, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Dallas, Texas

April 1, 2019

Rockfish Seafood Grill, Inc.

Consolidated Balance Sheets
December 26, 2018 and December 27, 2017

	December 26,	December 27,
Assets	2018	2017
Current Assets
Cash	$91,613	$5,102
Inventories	123,685	135,115
Prepaid expenses and other current assets	36,233	49,044

Total current assets	251,531	189,261

Property and Equipment, Net	2,289,355	2,374,933

Other Assets
Intangibles, net	318,750	408,250
Deposits	88,236	67,888
Other	90,124	56,461

Total other assets	497,110	532,599

Total assets	$3,037,996	$3,096,793

Liabilities and Stockholder’s Deficit

Current Liabilities
Bank overdraft	$-	$14,377
Related party debt	9,204,752	8,577,854
Short term debt	237,172	-
Accounts payable	2,414,502	1,139,485
Accrued expenses	623,599	654,102
Related party accrued interest	1,685,961	1,071,937
Deferred revenue	33,524	36,970

Total current liabilities	14,199,510	11,494,725

Long-term Liabilities
Deferred rent	411,559	380,530

Total liabilities	14,611,069	11,875,255

Stockholder’s Deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(20,602,311)	(17,807,700)

Total stockholder’s deficit	(11,573,073)	(8,778,462)

Total liabilities and stockholder’s deficit	$3,037,996	$3,096,793

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Operations

Years Ended December 26, 2018 and December 27, 2017

	Year Ended December 26, 2018	Year Ended December 27, 2017
Restaurant Revenue	$18,633,746	$18,688,916

Cost of Revenues	5,848,983	5,910,225

Gross profit	12,784,763	12,778,691

Operating Costs and Expenses
Restaurant expenses	11,778,133	10,985,555
Depreciation and amortization of property and equipment and intangibles	1,095,271	840,115
General and administrative	1,538,045	1,092,926

Total operating costs and expenses	14,411,449	12,918,596

Operating Loss	(1,626,686)	(139,905)

Related Party Interest Expense	1,144,182	954,279

Provision for State Income Taxes	23,743	33,032

Net Loss	$(2,794,611)	$(1,127,216)

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Changes in Stockholder’s Deficit

Years Ended December 26, 2018 and December 27, 2017

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, December 28, 2016	1,000	$1	$9,029,237	$(16,680,484)	$(7,651,246)

Net loss	-	-	-	(1,127,216)	(1,127,216)

Balance, December 27, 2017	1,000	1	9,029,237	(17,807,700)	(8,778,462)

Net loss	-	-	-	(2,794,611)	(2,794,611)

Balance, December 26, 2018	1,000	$1	$9,029,237	$(20,602,311)	$(11,573,073)

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Cash Flows

Years Ended December 26, 2018 and December 27, 2017

	Year Ended December 26, 2018	Year Ended December 27, 2017
Operating Activities
Net loss	$(2,794,611)	$(1,127,216)
Items not requiring cash
Depreciation and amortization of property and equipment and intangibles	1,095,271	840,115
Paid in kind interest on related party debt	426,898	410,820
Changes in
Inventories	11,430	(5,798)
Prepaid expenses and other current assets	12,811	(19,388)
Deposits	(20,348)	(3,473)
Other assets	(33,663)	36,039
Accounts payable	1,275,017	(715,965)
Accrued expenses	(30,503)	250,240
Deferred revenue	(3,446)	6,283
Deferred rent	31,029	(130,020)
Related party accrued interest	614,024	543,459

Net cash provided by operating activities	583,909	85,096

Investing Activities
Purchase of property and equipment	(920,193)	(53,703)

Net cash used in investing activities	(920,193)	(53,703)

Financing Activities
Bank overdraft	(14,377)	(190,932)
Proceeds from issuance of related party debt	200,000	140,000
Proceeds from issuance of short term debt	262,250	-
Principal payments on short term debt	(25,078)	-

Net cash provided by (used in) financing activities	422,795	(50,932)

Increase (Decrease) in Cash	86,511	(19,539)

Cash, Beginning of Year	5,102	24,641

Cash, End of Year	$91,613	$5,102

Supplemental Cash Flows Information
Interest paid	$103,918	$-
State income taxes paid	$33,000	$23,894

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc. is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC on July 28, 2008. Rockfish Seafood Grill, Inc. owns 100% of two subsidiaries, Rockfish Beverage Corporation, Inc. and Rockfish Franchise Company, LLC (collectively, the Company). The Company currently operates 11 restaurants in Texas under the name Rockfish Seafood Grill. Rockfish Seafood Grill, Inc. is 100% owned by Rockfish Holdings, LLC (Parent). Rockfish Seafood Grill, Inc. owns 100% of two subsidiaries, Rockfish Beverage Corporation, Inc. and Rockfish Franchise Company, LLC (collectively, the Company).

The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to the assessment of recoverability of property and equipment and intangible assets.

Fiscal Year

The Company reports on a 52/53 week period. The years ended December 26, 2018 and December 27, 2017, both consisted of 52 weeks.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents.

Inventory

Inventories consist of food, beverages and alcohol, and are stated at the lower of cost using the first-in, first-out method or net realizable value.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	10–15 years
Restaurant equipment	5–10 years
Furniture, fixtures and computer equipment	3–7 years

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. For the years ended December 26, 2018 and December 27, 2017, management determined that no impairment indicators existed with respect to intangible assets.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

There were no impairment indicators during the years ended December 26, 2018 and December 27, 2017, and no impairment charge was recorded.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the minimum lease term plus expected renewals and records the difference between the amounts charged to expense and the rent paid as deferred rent. Any lease incentives or allowances are recorded as deferred rent and amortized on a straight-line basis over the expected life of the lease as a reduction in rent expense.

Revenue Recognition

Revenue from the sale of food, beverage and alcohol is recognized as the products are sold. Proceeds from the sale of gift cards are recorded as deferred revenue and recorded into revenue as redeemed. The Company also records into revenue an estimate of gift cards that are not expected to be redeemed based on historical redemption patterns. Promotions and comps, totaling approximately $951,000 and $944,500 for the years ended December 26, 2018 and December 27, 2017, respectively, are recorded as a reduction to revenues.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 26, 2018 and December 27, 2017, totaled approximately $140,000 and $137,000, respectively, and is included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-opening Expenses

Salaries, personnel training costs and other expenses of opening new restaurants are charged to expense as incurred.

Recent Accounting Pronouncements

Accounting for Leases

The Financial Accounting Standards Board amended its standard related to the accounting for leases. Under the new standard, lessees will now be required to recognize substantially all leases on the balance sheet as both a right-of-use asset and a liability. The standard has two types of leases for income statement recognition purposes: operating leases and finance leases. Operating leases will result in the recognition of a single lease expense on a straight-line basis over the lease term similar to the treatment for operating leases under existing standards. Finance leases will result in an accelerated expense similar to the accounting for capital leases under existing standards. The determination of lease classification as operating or finance will be done in a manner similar to existing standards. The new standard also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and nonlease components in an arrangement. The new standard is effective for annual periods beginning after December 15, 2019. The Company is evaluating the impact the standard will have on the consolidated financial statements.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Note 2: Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $2,795,000 during the year ended December 26, 2018. At December 26, 2018, the Company had a working capital deficiency of approximately including $13,948,000 related party debt.

In March 2015, the Company restated its related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. In June 2015, the Company restated its related party note with Princeton Capital Corporation (Princeton), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. The note is due currently.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 28, 2016, and increased to $1,621,000 at December 27, 2017, and $1,821,000 at December 26, 2018. The note bears interest at 8% and matured June 29, 2017, and was extended to December 31, 2018. Effective December 31, 2018, Princeton extended the maturity date to December 31, 2019, and increased the maximum balance to $1,921,000.

During the year ended December 27, 2017, the Company failed to pay required interest payments on both its notes with Princeton, and in the year ended December 26, 2018, the Company paid interest on the revolving promissory note only.

To address operating performance among other steps, management has added food delivery services partnering with several providers, as well as continuing to look for reductions in operating costs which are expected to further impact the year ended 2019 positively. The Company’s ability to service its debt and other obligations as they come due is dependent on continuing to improve its performance, the continued willingness of its majority owner, Princeton, to not require repayments of debt or accrued interest and the continued financial support to provide the necessary funding to support operating cash flow needs. The Company received a written commitment from Princeton to fund operating cash flow needs through March 2020.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Note 3: Property and Equipment

Property and equipment consists of the following:

	December 26, 2018	December 27, 2017
Leasehold improvements	$6,633,169	$5,968,155
Furniture, fixtures and computer equipment	848,001	663,274
Restaurant equipment	1,635,400	1,564,948
	9,116,570	8,196,377

Less accumulated depreciation and amortization	(6,827,215)	(5,821,444)

Property and equipment, net	$2,289,355	$2,374,933

Depreciation and amortization expense of property and equipment for the years ended December 26, 2018 and December 27, 2017, totaled $1,005,771 and $722,114, respectively.

Note 4: Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

	December 26, 2018
	Gross	Accumulated Amortization	Net
December 26, 2018
Amortized intangible asset Tradename	$895,000	$(576,250)	$318,750

December 27, 2017
Amortized intangible assets Tradename	$895,000	$(486,750)	$408,250
Recipes	295,000	(295,000)	-

Intangible assets	$1,190,000	$(781,750)	$408,250

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

December 26, 2018 and December 27, 2017

Amortization expense for the years ended December 26, 2018 and December 27, 2017, was $89,500 and $118,000, respectively.

Estimated future amortization of intangible assets are as follows for the years ending after December 26, 2018:

2019	$89,500
2020	89,500
2021	89,500
2022	50,250
$318,750

Note 5: Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note 2).

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 28, 2016, and increased to $1,621,000 at December 27, 2017, and $1,821,000 at December 26, 2018. The note bears interest at 8% and matured December 31, 2018. During 2018, Princeton extended the maturity date to December 31, 2019.

At December 26, 2018, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued paid in kind interest of $1,433,752 added into this note balance that matured March 31, 2018, and has not been extended; and a senior revolving note with a balance of $1,821,000 that matures December 31, 2019.

During the year ended December 27, 2017, the Company failed to pay required interest payments, and both notes. During the year ended December 26, 2018, the Company paid interest on the revolving promissory note only. As a result, both promissory notes are due currently and are classified as currently due in the accompanying December 26, 2018 and December 27, 2017, consolidated balance sheets. The amount due for interest not paid in kind totaled $1,685,961 and $1,071,937 at December 26, 2018 and December 27, 2017, respectively.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Note 6: Short Term Debt

In 2018, the Company secured an unsecured loan with American Express Merchant Financing (American Express) for $250,000 in principal with a flat loan fee of 4.9%, equaling $12,500, for a total repayment of $262,500. This short term loan expires on October 24, 2019. The loan does not bear additional interest. At December 26, 2018, the remaining outstanding debt was $237,172. The loan is repaid via a daily deduction of 1% of the total daily credit card payments received from restaurant patrons as the payments are processed. American Express can increase the percentage of payment up to a maximum of 3% of daily credit card payments processed.

Note 7: Stock Options

The Company issued stock options to executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met or a change of control event occurs. At December 26, 2018 and December 27, 2017, there were 194.8052 options outstanding, all of which had vested. The value of these options at the grant date was determined to be insignificant.

Note 8: Operating Leases

The Company leases restaurant facilities and office space under operating leases having terms expiring at various dates through 2028 with renewal options through 2033. Generally, the restaurant leases have renewal clauses to extend the terms of the various leases for periods ranging from five to 20 years at the option of the Company. Certain restaurant leases contain provisions for contingent rent based upon a percentage of gross sales, as defined in the lease agreements. Rent expense for the years ended December 26, 2018 and December 27, 2017, was approximately $1,440,000 and $1,228,000, respectively. No contingent rental amounts were incurred during the years ended December 26, 2018 and December 27, 2017.

Future minimum lease payments at December 26, 2018, were as follows:

2019	$1,500,743
2020	1,526,237
2021	1,489,768
2022	1,158,130
2022	710,574
2023	2,119,812
Thereafter	$8,505,264

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Note 9: Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 26, 2018 and December 26, 2017, are as follows:

	2018	2017
Deferred tax assets
Accrued expenses	$9,800	$21,500
Deferred rent	86,400	79,900
Other	3,700	3,100
Property and equipment	259,000	172,900
Related party interest	655,100	436,700
Intangibles	228,300	276,100
Net operating loss carryforward	2,251,500	1,888,900

Net deferred tax before valuation allowance	3,493,800	2,879,100

Valuation allowance	(3,493,800)	(2,879,100)

Net deferred tax asset	$-	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 26, 2018 and December 27, 2017, were primarily caused by the increase in the valuation allowance, which at December 26, 2018 and December 27, 2017, totaled approximately $3,494,000 and $2,879,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance decreased by approximately $1,416,000 from December 28, 2016 to December 27, 2017, and increased by approximately $615,000 from December 27, 2017 to December 26, 2018.

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, as well as other changes. As a result of enactment of the legislation, the Company’s net deferred tax assets and valuations were reduced by approximately $1,782,000 for the year ending December 27, 2017.

The Company has a federal net operating loss carryforward of approximately $10,722,000 at December 26, 2018, that begins to expire in 2029. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 26, 2018 and December 27, 2017

Note 10: Accrued Expenses

Accrued expenses consist of the following:

	December 26, 2018	December 27, 2017
Payroll and payroll related	$323,302	$392,550
Property taxes	-	74,411
Sales and use taxes	105,219	118,902
Other	195,078	68,239

Total	$623,599	$654,102

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following.

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Vendor Concentrations

Purchases from two vendors represented approximately 77% and 78% of the Company’s cost of revenues for the years ended December 26, 2018 and December 27, 2017, respectively.

Note 12: Subsequent Events

Subsequent events have been evaluated through April 1, 2019, which is the date the consolidated financial statements were available to be issued.